SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
Report on Form 6-K for the month of December 2004
Hellenic Telecommunications Organization S.A.
(Translation of Registrant's name into English)
99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b)
 under the Securities Exchange Act of 1934.)
Yes ___ No ____
Enclosures:
1.	Press release dated: June 16, 2005





SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its
behalf by the undersigned, thereunto duly authorized.
Hellenic Telecommunications Organization S.A.
Date: June 16, 2005             By: /s/ Iordanis Aivazis
                                   ---------------------
                                Name: Iordanis Aivazis
                                Title: Chief Financial Officer


















53RD ANNUAL GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece - June 16, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its 53rd Annual General Assembly of Shareholders, during which management reviewed its full-year results for the 2004 fiscal year and presented its strategic objectives for 2005.

Addressing shareholders, Panagis Vourloumis, OTE President and
CEO, stated:

"For the first time in the company's history, OTE posted losses last year and will not be distributing any dividend for 2004. Revenue declines resulted from particularly unfortunate and unfair regulatory decisions, as well as from the anticipated deterioration of our domestic fixed-line market share in the face of intense competition from mobile telephony and alternative carriers. Furthermore, expenses were significantly higher, due in large part to Greece's hosting of the Olympic Games, higher provisions for doubtful receivables, and to dismantling and reduction of value of equipment used during the Olympics.
In 2004, OTE's management focused its efforts on two fronts. First, we addressed all problem areas affecting our subsidiaries in order to return them to profitability, and this has led to managerial changes and workforce reductions, among other initiatives. As a result, today, most of our subsidiaries are generating significant profits, while those that are still in the red are steadily moving towards profitability. Additionally, OTE is pulling away from companies that have proved to be inefficient and unprofitable. Finally, all disputes and litigations with the authorities in the countries in which OTE operates have been satisfactorily settled, and we have restored excellent relations.

The issues that remain to be resolved are centered on OTE S.A. and are primarily related to two areas. The first, over which OTE has no control, is the matter of the country's telecommunications policy and of its interpretation and implementation by the Greek regulator. On an almost daily basis, the rules of competition are being arbitrarily altered. In this constantly changing regulatory framework, it is impossible for OTE to carry out even medium-term planning. This situation directly impacts OTE's investment program, our revenue projections and the morale of our employees. The Government needs to pay immediate attention to this matter as it impedes any further growth or development.

OTE's second key priority is restructuring. As is the case with all fixed-line incumbents, OTE S.A. faces significant revenue erosion induced by the growth of mobile telephony and the arrival of alternative carriers. To address this situation, OTE needs to restructure itself, substantially reducing expenses and enhancing productivity. Moreover, in order to boost future revenues, OTE must urgently introduce and develop leading-edge products and technologies, such as broadband.

With the recent signing of the OME-OTE Voluntary Retirement Plan agreement, we have paved the way for a radical reorganization across all company operations, leading in turn to lower costs, higher productivity and better servicing of retail and wholesale markets.

Key to OTE's strategic planning is the wide and rapid expansion of broadband technology, an objective that has been overlooked for many years. Following OTE's active involvement in this area, in the past eight months, the number of broadband users in the country has increased five-fold, but still remains below 1% of the population, compared to a European average of about 8%. We will continue to multiply our efforts, while aiming to make high-speed broadband accessible to special target groups, notably students, at reduced rates, even if this is proves costly over the short term.

I am convinced that we have now laid the groundwork for a steady improvement in OTE's operating and financial performance. With time and, hopefully, the emergence of a more stable operating environment, we will be able to fully achieve the results we are targeting.

In closing, I would like to thank all company employees, as well as their representatives, who rose to the current challenges, operating solely in the interest of the company. I would also like to thank them for their efforts, which significantly helped OTE gain favorable international exposure during the Athens 2004 Olympic Games."

During today's Annual General Assembly, amendments to articles
6,15,21,28,29,30,32,25,36 and 37 and the codification of our
Articles of Association have been approved. Key changes included the following:

-	Amendment to article 30, which refers to the company's
statutory auditors, due to the adaptation to applicable law and the implementation of IFRS
-	Amendment to article 32, which refers to the financial
statements and their publication, due to the adaptation of Greek law to EU law. These amendments are binding for publicly traded companies, due to the implementation of IFRS

Amendments to the remaining articles involve changes in numbers or sentences to previous versions, so that the Articles of Association are properly codified.

The Annual General Assembly also approved the appointment of three new Board members for a three-year term, following the expiry of the terms of three previous members of the eleven-member Board of Directors. They are:

Mr.George Gerapetritis, aged 38, is a Supreme Court and Supreme Council lawyer and a Constitutional Law lecturer at the Athens School of Law. He is the author of numerous scientific books and reports published in Greek and foreign magazines. He has served as counsel to the Ministry of Foreign Affairs and the Ministry of Internal Affairs and Public Administration as well as legal counsel to a number of OTE Group subsidiaries.

Theodoros E. Veniamis, who has been re-elected, is a ship owner and a graduate of the School of Economics and Trade of Athens. He has worked in different shipping businesses in London and Piraeus. He is the founder and Chairman of the Golden Union Group of Companies. He is a member of the Board of Directors of the Union of Greek Ship-owners, a member of the Board of Directors of London Steamship Owners Mutual Insurance Association (P&I) and Vice President of the Greek Committee of Det Norske Veritas. He is an active contributor to committees and unions. He has been Chairman of the Board of Directors of Maritel since July 1999.

Iakovos Georganas who has been re-elected, is a member of the Board of Directors of OTE since 2000. He is a financial advisor, a member of the Board of Directors of Piraeus Bank and Chairman of the Board of Directors of Hellenic Exchanges Holding S.A. From 1991 to 2004, he has served as Executive Vice-Chairman of the Board of Directors of the Bank of Piraeus.

Following the conclusion of the Annual General Assembly, OTE's
Board of Directors now comprises the following members:





Panagis Vourloumis	Chairman and CEO	Executive member

Iakovos Georganas	      Vice-Chairman		Non-executive member

Theodoros Veniamis	Non-executive member

Ilias Gounaris		Non-executive member 	Independent

George Gerapetritis	Non-executive member 	Independent

Haralambos Dimitriou	Non-executive member

George Bitros		Non-executive member

Xeni Skorrini-Paparrigopoulou Non-executive member 	Independent

Nikos Stefanou		Non-executive member

Panagiotis Tabourlos	Non-executive member	Independent

George Tzovlas 		Non-executive member

Shareholders also approved:

-	The 2004 annual financial statements of OTE S.A. and the 2004 consolidated financial statements of OTE Group
-	The exemption of Board of Directors members as well auditors from any compensation liability for 2004
-	The appointment of Haralambos Dimitriou to the Board of
Directors, in replacement of A. Baratsis, who has resigned,
for the remaining duration of his term, expiring June 16,
2006
-	The 2004 compensation of the members of the Board as well as their proposed 2005 compensation
-	The appointment of KPMG Chartered Accountants S.A. as
Statutory Auditors for the 2005 fiscal year
-	The basic terms and conditions of a draft agreement for the
covering of civil liability of members of the Board of Directors and the company's executive management in the exercise of their responsibilities, duties or powers. The aim of this insurance is to cover the insured individuals from any actions or omissions during the exercise of their duties in the position each one holds in OTE and the specialty each one has in any other subsidiary and any other company in which OTE has an interest, inside or outside of Greece, against the claims of third parties (customers, suppliers, shareholders, employees, etc.) The aforementioned insurance policy is common international practise among publicly traded companies on the New York Stock Exchange.

Votes on resolutions relative to the cancellation of 676,420 treasury shares and proposed amendments to Article 5 could not be held today, reflecting the absence of a two-thirds quorum, which is required by law and OTE's Articles of Association pertinent to the reduction of share capital. For this purpose the General Assembly will reconvene.








About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts
(ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:	Dimitris Tzelepis- Head of Investor Relations, Tel: +30
210 611 1574 / 1429
	email: dtzelepis@ote.gr

	Nikos Kallianis - Senior Financial Analyst, Investor
Relations Tel: +30 210 611 5070;
	email: nkallianis@ote.gr

	Daria Kozanoglou - Communications Officer, Investor
Relations Tel: +30 210 611 1121;
	email: nkozanoglou@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New
York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.